Exhibit 99.1

Fresenius Medical Care AG & Co. KGaA
Investor News	Investor Relations
Else-Kröner-Str. 1
D-61352 Bad Homburg
Germany

Contact:

Oliver Maier
	Phone:	+ 49 6172 609 2601
	Fax:	+ 49 6172 609 2301
	E-mail:	ir@fmc-ag.com

North America:
Terry L. Morris
	Phone:	+ 1 800 948 2538
	Fax:	+ 1 615 345 5605
	E-mail:	ir@fmc-ag.com

Internet: www.fmc-ag.com

August 26, 2010

Fresenius Medical Care acquires peritoneal dialysis business from Gambro

Bad Homburg, Germany – Fresenius Medical Care AG & Co. KGaA (Frankfurt Stock Exchange: FME / New York Stock Exchange: FMS), the world’s largest provider of dialysis products and services, today announced that it has signed an agreement to acquire Gambro’s worldwide peritoneal dialysis (PD) business. Gambro has decided to prioritize its investments in the hemodialysis field. Fresenius Medical Care is taking advantage of this opportunity to expand its activities in the homecare market, especially in Europe and Asia-Pacific.

The transaction is still subject to necessary regulatory approvals by the relevant antitrust authorities as well as works council consultations in some jurisdictions. Once the acquisition is approved and closed, the acquired operations will add approximately $60 million in annual revenue and are expected to be accretive to earnings in the first year after closing of the transaction.

Fresenius Medical Care AG & Co. KGaA, August 26, 2010

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As the third-largest provider of PD products and services, Gambro currently serves over 4,000 PD patients in more than 25 countries, with a specific focus on Asia-Pacific and Europe. Fresenius Medical Care, the leader in hemodialysis and the world’s No. 2 in PD, currently serves more than 190,000 hemodialysis patients and more than 37,000 PD patients around the globe. Approximately 11% of the world’s dialysis patients are treated by means of PD today; in 2009 their number grew by more than 6% to around 203,000.

“Promoting our growth in home therapies, of which PD is a key element, has been a defined path in our overall growth strategy, and we are convinced that Gambro’s PD operations will be an excellent fit with Fresenius Medical Care. Bringing together the experienced PD teams of both companies and our mutual focus on biocompatible PD solutions for high-quality patient care will give us a unique opportunity to complete our PD-product offering. The acquisition will also significantly strengthen our sales and distribution network and expand our global presence in the homecare market,” said Ben Lipps, chief executive officer of Fresenius Medical Care.

Fresenius Medical Care is the world’s largest integrated provider of products and services for individuals undergoing dialysis because of chronic kidney failure, a condition that affects more than 1.89 million individuals worldwide. Through its network of 2,599 dialysis clinics in North America, Europe, Latin America, Asia-Pacific and Africa, Fresenius Medical Care provides dialysis treatment to 202,414 patients around the globe. Fresenius Medical Care also is the world’s leading provider of dialysis products such as hemodialysis machines, dialyzers and related disposable products. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME, FME3) and the New York Stock Exchange (FMS, FMS/P).

For more information about Fresenius Medical Care, visit the company’s website at www.fmc-ag.com.

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

Fresenius Medical Care AG & Co. KGaA, August 26, 2010

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